

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 20, 2020

Scott Reed
Chief Executive Officer
LF Capital Acquisition Corp.
600 Madison Avenue, Suite 1802
New York, NY 10022

> **Re: LF Capital Acquisition Corp.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed September 25, 2020**
> **File No. 001-38545**

Dear Mr. Reed:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

> Sincerely,
>
> Division of Corporation Finance
> Office of Real Estate & Construction